SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

Commission File No.82-1918 Section 12g 3-2(b)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2007

 Unaudited Financial Statements

and

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BYRON AMERICOR INC.

(Formerly BYRON GLOBAL CORP.)

2907 – 2045 Lakeshore Blvd. West,

Toronto Ontario, Canada, M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON AMERICOR INC.

(Registrant)

Date: August 28, 2007

By     “Ross McGroarty”

Ross McGroarty, Chairman

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

Interim Financial Statements

Six Months ended June 30, 2007

(Stated in Cdn. Dollars)

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

BALANCE SHEET

(Stated in Cdn. Dollars)

	June 30,	December 31,
As at	2007	2006
ASSETS
Current assets
Cash	$5,323	$4,063
Accounts receivable	1,011	1,085
Marketable securities (note 3)	959	1,137
	7,293	6,285
Capital assets (note 4)	758	877
	$8,051	$7,162
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,025	$23,247
Note payable (note 5)	-	230,720
Due to shareholder (note 6)	286,807	260,683
	293,832	514,650
DEFICIT LESS CAPITAL STOCK
Deficit	(15,623,527)	(15,620,175)
Capital stock
Authorized
Unlimited number of common shares
Issued
26,889,998 common shares (2006 - 3,089,99) (note 7)	15,337,746	15,112,687
	(285,781)	(507,488)
	$8,051	$7,162

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF OPERATIONS

(Stated in Cdn. Dollars)

Period ended

					January 1,
					2002
					(Date of
					Commencement
	Three	Three	Six	Six	of Development
	Months Ended	Months Ended	Months Ended	Months Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006	2007
Expenses
Administration and
general (recovery)	$(10,228)	$3,922	$(5,399)	$11,489	$261,286
Amortization	60	76	119	159	3,659
Consulting fees	-	-	-	482	155,837
Foreign exchange gain	(10,133)	(10,201)	(12,335)	(9,786)	(185,087)
Interest	6,903	6,940	15,896	14,553	290,279
Legal fees	1,187	10,435	4,894	27,975	153,355
Operating loss	(12,211)	11,172	3,175	44,872	679,329
Write off of related
company	-	-	-	-	984,760
Loss on decline of
market value	-	-	-	482	147,051
Net (income) loss for the
period	$(12,211)	$11,172	$3,175	$45,354	$1,811,140
Net loss per share	$0.00	$0.00	$0.00	$0.01

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

Period ended

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders’
	Shares	Amount	Stage	Stage	Income	Equity
Balance, December 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)
Other comprehensive income (loss)	-	-	-	-	(98)	(98)
Net loss for the period	-	-	-	(15,384)	-	(15,384)
Balance, March 31, 2007	3,089,998	$15,112,687	$(13,801,947)	$(1,823,349)	$(10,361)	$(522,970)
Issuance of shares for debt settlement	23,800,000	225,059	-	-	-	225,059
Other comprehensive income (loss)	-	-	-	-	(81)	(81)
Net income for the period	-	-	-	12,211	-	12,211
Balance, June 30, 2007	26,889,998	$15,337,746	$(13,801,947)	$(1,811,138)	$(10,442)	$(285,781)

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

(Stated in Cdn. Dollars)

Period ended

					January 1,
					2002
					(Date of
					Commencement
	Three	Three	Six	Six	of Development
Months Ended		Months Ended	Months Ended	Months Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006	2007
Cash from operations
Net income (loss) for the
period	$12,211	$(11,172)	$(3,175)	$(45,354)	$(1,811,140)
Item not involving cash
Amortization	60	76	119	159	3,660
Professional fee
recovery	(13,219)	-	(13,219)	-	(13,219)
Unrealized foreign
exchange loss (gain)	-	-	-	-	(189,308)
Write down of advances
to related company	-	-	-	-	984,760
Consulting fee paid in
common shares	-	-	-	-	150,000
Loss on marketable
securities	-	-	-	482	147,051
	(948)	(11,096)	(16,275)	(44,713)	(728,196)
Change in
Accounts receivable	(142)	(366)	75	(455)	6,193
Accounts payable and
accrued liabilities	(2,806)	3,731	(3,003)	11,782	4,062
Notes payable	(233,091)	(6,371)	(230,720)	(1,783)	82,159
	(236,987)	(14,102)	(249,923)	(35,169)	(635,782)
Investing
Purchase of marketable
securities	-	-	-	-	(257,276)
Purchase of capital assets	-	-	-	-	(4,417)
Advances to related company	-	-	-	-	(171,420)
	-	-	-	-	(433,113)
Financing
Due to shareholder	14,742	14,724	26,124	35,162	211,807
Issuance of common shares	225,059	-	225,059	-	225,059
	239,801	14,724	251,183	35,162	436,866
Net change in cash during
the period	2,814	622	1,260	(7)	(632,029)
Cash, beginning of period	2,509	130	4,063	759	637,352
Cash, end of period	$5,323	$752	$5,323	$752	$5,323

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to June 30, 2007, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gains and losses on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of 15,000 common shares of Bio-America Inc. and have been classified as available for sale.

4.

CAPITAL ASSETS

		Accumulated		2007
	Cost	Amortization	Net		Net
Computer equipment	$3,640	$3,112	$528		$622
Office equipment	778	548	230		255
	$4,418	$3,660	$758		$877

Unaudited

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Stated in Cdn. Dollars)

Period ended June 30, 2007

5.

NOTE PAYABLE

On May 16, 2007, the full amounts of $218,545 (US $197,975) principal and $6,514 (US $5,901) accrued interest were settled by issuing 23,800,000 common shares of the Company valued at $0.0095 (US $0.0086) per share.

	June 30,	December 31,
	2007	2006
8% convertible unsecured debenture in the amount of US $Nil
(2006 - US $201,880), repayable on demand with no set
repayment terms.	$-	$230,720

6.

DUE TO SHAREHOLDER

	June 30,	December 31,
	2007	2006
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$240,735	$223,694
Accrued interest	46,072	36,989
	$286,807	$260,683

7.

CAPITAL STOCK

On May 16, 2007, 23,800,000 common shares were issued to satisfy a debenture and accrued interest of $225,059 (US $203,876, see note 5).

8.

SUBSEQUENT EVENTS

Effective July 30, 2007, the name of the Company was changed from Byron Global Corp., to Byron Americor Inc., and a share consolidation was effected on the basis of one new share for each ten shares held.

Unaudited

BYRON AMERICOR INC.

  (Formerly Byron Global Corp.)

2907 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Six Months ended June 30, 2007

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the six month period ended June 30, 2007 as filed with the Securities and Exchange Commission on August 28, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

August 28, 2007

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                           President, CEO

Unaudited